

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 16, 2006

Mr. Peter Barnes
Executive Vice-President & Chief Financial Officer
Goldcorp Inc.
Waterfront Centre
Suite 1560 – 200 Burrard Street
Vancouver, BC V6C 3L6
 Canada

> **Re: Goldcorp Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 21, 2006**
> **File No. 1-12970**

Dear Mr. Barnes:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

1.   We note that Exhibit's 99.2 and 99.3 which relate to the Consolidated Financial
        Statements and Management's Discussion and Analysis, respectively, are
        incorporated by reference from Form 6-K's furnished on March 14, 2006.
        General Instructions B(5) to Form 40-F requires information incorporated by
        reference, that was not previously filed with the Commission, to be attached as an
        exhibit and filed with the Form 40-F. As such, it will be necessary for you to
        amend your Form 40-F to attach and file your Consolidated Financial Statements
        and Management's Discussion and Analysis as exhibits. You may also refer to the
        requirements of Rule 303(b) of Regulation S-T for clarification.

Report of Independent Registered Chartered Accountants, page 27

2.   We note the audit opinion included in your filing is for the fiscal year ended 2005
        and that prior years were audited by other auditors. We have reviewed your filing
        and are unable to locate the audit opinion of the predecessor auditor. It appears
        you should modify your document to include the predecessor audit opinion.
        Otherwise, please tell us why you do not believe the opinion is necessary.

3.   Please file the consent of the predecessor auditor when the 2004 opinion is filed.

4.   Please advise us when the change of auditor occurred and direct us to the Form 6-
        K that was furnished by the Company indicating the change.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

        (c) Revenue Recognition, page 33

5.   We note your use of provisional pricing for certain revenues. Please expand your
        disclosure for all years presented to quantify the amount of revenues that have
        been determined using provisional pricing. Also please tell us to what extent for
        U.S. GAAP purposes, you have considered the applicable guidance for embedded
        derivative instruments, commonly referred to as provisionally-priced metals
        contracts in the industry, as noted in paragraph 12 of SFAS 133. Further note that
        provisionally priced revenue should be measured using the forward rate. Refer to
        Topic VII of the September 25, 2002 AICPA SEC Regulations Committee
        meeting highlights, at the following website address:
        http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf.

        (f) Mining interests, page 33

6.   We note that your mining interests include capitalized expenditures related to exploration of mining properties. Under US GAAP exploration costs are expensed as incurred. Please explain why this is not identified as reconciling difference between Canadian and US GAAP in your reconciliation disclosed on page 48 in Note 19.

7.   Please explain why non-depletable amounts that are considered to be impaired are transferred to the depletable category rather than accounted for as an asset impairment charged to your statement of operations. Please support your accounting under both Canadian and US GAAP.

8.   Please expand your disclosure regarding the commencement of commercial production to specifically identify the factors you consider to determine when commercial production has commenced. Additionally please support this accounting policy under both Canadian and US GAAP. Refer to EITF 04-06 for US GAAP.

9.   Please tell us the nature of your mine developments costs incurred to maintain current production.

10.   Please support your test of impairment at least annually under both Canadian and US GAAP. Refer to paragraph 8 of SFAS 144.

        (j) Silver Contract – page 34

11.   Please expand your disclosure to more clearly and thoroughly describe the terms and conditions of your Silver Contract and your related accounting. Please also tell us and disclose why this arrangement gives rise to an asset. Further, please provide us with an understanding of why you believe the cost of this asset should be allocated to all reserves, resources and exploration potential. We may have further comment.

        (o) Foreign currency translation, page 35

12.   We note that you determined that your reporting currency is the US dollar as of April 1, 2005. Please address each of the salient economic factors for determining the functional currency that are included in paragraph 42 of Appendix A of SFAS 52. Please also explain how the amount reported for periods prior to April 1, 2005 were determined.

Note 8. Inventories and stockpiled ore, page 40

13.   Please tell us the nature of your work-in-progress inventory.

14.   Please disclose when you anticipate processing the low grade stockpiled ore.

Note 9. Mining Interests, page 40

15.   Please disclose the nature of your mining property interest and its current operational status.

Note 13. Non-Controlling Interests, page 42

16.   Please explain why you believe it is appropriate to account for the dilution gain as a component of your results of operations. Please refer to SAB Topic 5:H for US GAAP which can be located on our website at: http://www.sec.gov/interps/account/sabcodet5.htm#5h.

Note 14. Shareholders' Equity, page 42

17.   Please tell us whether or not your Canadian dollar warrants contain an embedded derivative under US GAAP. Refer to SFAS 133 Implementation Issue B4.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief